Bank of America Merrill Lynch Global Metals, Mining & Steel conference J-S Jacques 14 May 2019, Barcelona

Cautionary and supporting statements This presentation has been prepared by Rio Tinto plc and Rio Tinto Limited (“Rio Tinto”). By accessing/attending this presentation you acknowledge that you have read and understood the following statement. Forward-looking statements This document, including but not limited to all forward looking figures, contains certain forward-looking statements with respect to the financial condition, results of operations and business of the Rio Tinto Group. These statements are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, and Section 21E of the US Securities Exchange Act of 1934. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to” or similar expressions, commonly identify such forward-looking statements. Examples of forward-looking statements include those regarding estimated ore reserves, anticipated production or construction dates, costs, outputs and productive lives of assets or similar factors. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors set forth in this presentation. For example, future ore reserves will be based in part on market prices that may vary significantly from current levels. These may materially affect the timing and feasibility of particular developments. Other factors include the ability to produce and transport products profitably, demand for our products, changes to the assumptions regarding the recoverable value of our tangible and intangible assets, the effect of foreign currency exchange rates on market prices and operating costs, and activities by governmental authorities, such as changes in taxation or regulation, and political uncertainty. In light of these risks, uncertainties and assumptions, actual results could be materially different from projected future results expressed or implied by these forward-looking statements which speak only as to the date of this presentation. Except as required by applicable regulations or by law, the Rio Tinto Group does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events. The Group cannot guarantee that its forward-looking statements will not differ materially from actual results. In this presentation all figures are US dollars unless stated otherwise. Disclaimer Neither this presentation, nor the question and answer session, nor any part thereof, may be recorded, transcribed, distributed, published or reproduced in any form, except as permitted by Rio Tinto. By accessing/ attending this presentation, you agree with the foregoing and, upon request, you will promptly return any records or transcripts at the presentation without retaining any copies. This presentation contains a number of non-IFRS financial measures. Rio Tinto management considers these to be key financial performance indicators of the business and they are defined and/or reconciled in Rio Tinto’s annual results press release and/or Annual report. Reference to consensus figures are not based on Rio Tinto’s own opinions, estimates or forecasts and are compiled and published without comment from, or endorsement or verification by, Rio Tinto. The consensus figures do not necessarily reflect guidance provided from time to time by Rio Tinto where given in relation to equivalent metrics, which to the extent available can be found on the Rio Tinto website. By referencing consensus figures, Rio Tinto does not imply that it endorses, confirms or expresses a view on the consensus figures. The consensus figures are provided for informational purposes only and are not intended to, nor do they, constitute investment advice or any solicitation to buy, hold or sell securities or other financial instruments. No warranty or representation, either express or implied, is made by Rio Tinto or its affiliates, or their respective directors, officers and employees, in relation to the accuracy, completeness or achievability of the consensus figures and, to the fullest extent permitted by law, no responsibility or liability is accepted by any of those persons in respect of those matters. Rio Tinto assumes no obligation to update, revise or supplement the consensus figures to reflect circumstances existing after the date hereof. Ore reserves (slide 10) Reserve grade for Oyu Tolgoi Underground – Hugo Dummett North and Hugo Dummett North Extension. Probable Ore Reserves for Hugo Dummett North and Hugo Dummett North Extension (499 Mt at 1.66% Cu, 0.35g/t Au) were released to the market in the 2018 Rio Tinto Annual Report on 27 February 2019 and can be found on p272 of that report. The Competent Person responsible for reporting of those Ore Reserves was J Dudley FAusIMM(CP). Rio Tinto is not aware of any new information or data that materially affects the above estimate as reported in the 2018 Annual Report, and confirms that all material assumptions and technical parameters underpinning this estimate continue to apply and have not materially changed. The form and context in which the Competent Person’s findings are presented have not been materially modified.

A ‘New Era’ of complexity… Growing geopolitical Changing economic Technological Higher societal tensions development disruptions expectations Copyright of Julian Meehan 3 ©2019, Rio Tinto, All Rights Reserved

…creating challenges and opportunities for the industry - Trade and tariffs - Climate change - Resource nationalism - Environmental footprint - Cyber - Wealth distribution - People movement - Automation - ~3.5% global growth* - Carbon abatement - China ‘New Era’ - Data / AI - Asia / ASEAN / Africa 4 ©2019, Rio Tinto, All Rights Reserved * PPP basis, long-term consensus average

Our materials in a low carbon economy Iron ore Copper Aluminium Minerals primary electrical conductor light, strong, flexible, critical elements of new fundamental building block of and contributing to corrosion-resistant and energy and battery industry and infrastructure electrification of transportation infinitely recyclable technologies - Structural shift to high - Demand from - Hydro-based aluminium grade - Consumer driven electrification, renewables - China capital intensity - EVs and power storage - Increased use of scrap and EVs advantage - China inducing new - Short-term supply - Restricted supply and - Emission reduction supply disruptions high cost of development policies 5 ©2019, Rio Tinto, All Rights Reserved

Our strategy has delivered value through the cycle Superior cash generation World-class assets Operating and Commercial excellence Capabilities Portfolio Performance People & Partners Disciplined capital allocation Balance sheet strength Superior shareholder returns Compelling growth 6 ©2019, Rio Tinto, All Rights Reserved

A strong 2018

Delivering $13.5 billion of cash returns

Financial performance

$18.1bn

EBITDA* on margin of 42%

$11.8bn

Operating cash flows

$8.6bn

Disposal proceeds***

- Divested coking coal, Grasberg and Dunkerque

Balance sheet

$0.3bn

Net cash at Dec-2018

- Adjusted net debt of $8.0 billion**
- No bond maturities until 2020

Value creation

$13.5bn

Total shareholder cash returns

$2.9bn

Development capital investment

Approval of Koodaideri and Robe River replacement iron ore mines

19%

Return on capital employed****



Rio
RioTinto

* Underlying EBITDA | ** Adjusted net debt of $8.0 billion includes return of Grasberg/Dunkerque proceeds, previously announced buy-backs, Australian tax lag, and leasing accounting standard change | *** Pre-tax proceeds
**** ROCE defined as underlying earnings excluding net interest / average capital employed (operating assets before net debt)

7

©2019, Rio Tinto, All Rights Reserved

Consistent, disciplined capital allocation Investment and shareholder returns delivered from operating cash flow The most disciplined and balanced 50% of cash flow from operations $12bn $34bn allocation of cash* across the sector returned to shareholders Cash from Cash flow from disposals operations 2016-18 $11.8bn $34.2bn 6.3 $13.9bn $46bn 17.1 (2016-18) 7.2 $8.5bn 3.6 2016 2017 2018 Total Peer average** 2016-18 Returns to shareholders ($bn) derived from operating cash flow (excludes disposals) 8 * Cash generated defined as operating cash flow plus disposals. Shareholder returns defined as share buy-backs and special dividends (executed and announced during the period) plus ©2019, Rio Tinto, All Rights Reserved dividends paid during the period less proceeds from share issuances to company shareholders | ** Simple average of peers comprising Anglo American, BHP, Glencore and Vale

A robust and high return portfolio Our ROCE* continues to outperform our peers Resilient group EBITDA margins 3 year average** 2018 +4% +4% Peer average*** Peer average*** 9 Source: Rio Tinto, Company filings, Bloomberg, Metals Bulletin | * ROCE defined as tax adjusted EBIT / (consolidated book equity + net debt) ©2019, Rio Tinto, All Rights Reserved ** Simple average of annual ROCE for 3 years | *** Simple average of peers comprising Anglo American, BHP, Glencore and Vale

Highly-valuable development opportunities 2% Cu equivalent growth to 2023 Iron Ore Resolution Oyu Tolgoi Kennecott South Zulti South Jadar replacement Copper Underground Wall Pushback Mineral Sands (unapproved) mines (unapproved) $0.9bn development Additional $0.3bn** $5.3bn development $2.6bn Koodaideri: $0.5bn** approved in Lithium-borates to extend mine life approved in April to our “intelligent” mine April to sustain deposit in Serbia progress permitting Tier 1 asset with capacity and extend Higher Cu grades and 499Mt* reserves, $1.55bn** Robe River the life of Richards Project progressing reduced variability Shaft #9 deepening 1.66% Cu, 0.35g/t Au replacement mines Bay Minerals through PFS from late-2020 underway 10 * Refer to the statements supporting these reserves set out on slide 2 of this presentation | ** 100% basis ©2019, Rio Tinto, All Rights Reserved

Industry-leading exploration, with early success in copper at Winu Copper 64 Greenfield programmes Diamonds $231m 6 Brownfield spent on Iron Ore programmes exploration in 2018 Bauxite 7 commodities Other 16 countries Latest success at Winu: – Copper-gold mineralisation intersected – Mineralisation close to surface 50-100m – 1.4 km of strike length open to North, South and East – Western Australia, 100% owned – Extensive drilling to continue in 2019 11 ©2019, Rio Tinto, All Rights Reserved

A ‘New Era’ of complexity… Growing geopolitical Changing economic Technological Higher societal tensions development disruptions expectations Copyright of Julian Meehan 12 ©2019, Rio Tinto, All Rights Reserved

Appendix 13 ©2019, Rio Tinto, All Rights Reserved

Robust steel demand and iron ore supply disruptions providing attractive fundamentals Significant iron ore supply disruptions in 2018 and 2019 Obstacles to China domestic iron ore supply response 0 Million tonnes USD/t 450 120 -20 400 100 350 -40 80 300 60 -60 250 200 40 -80 150 20 -100 2017 2018 2019 YTD Positive steel margins continue to support production… China’s crude steel production Production range (2012-2018) 2019 150 -44% 88 83% 83% 2018 Average (2012-2018) Utilisation rate (%) 84 80% 1000 Steel mill margin (USD/t) 80 100 950 76 900 71% 67% 69% 72 850 114 122 50 65% 68 800 57 68 43 37 64 750 12 0 60 700 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 14 2013 2014 2015 2016 2017 2018 2019 YTD ©2019, Rio Tinto, All Rights Reserved

2019 operating cash flow of $16 billion* at spot prices Iron Ore** Iron ore 95 Solid growth in global steel production continuing in 2019 YTD Disrupted seaborne supply continues 50 Jan 18 Mar 18 May 18 Jul 18 Sep 18 Nov 18 Jan 19 Mar 19 May 19 Aluminium*** Aluminium 2700 Robust global demand growth of ~4% Trade tariffs and uncertainty 1700 Jan 18 Mar 18 May 18 Jul 18 Sep 18 Nov 18 Jan 19 Mar 19 May 19 Copper Copper*** Macro headwinds affecting demand 340 Low supply disruption in 2018 240 Jan 18 Mar 18 May 18 Jul 18 Sep 18 Nov 18 Jan 19 Mar 19 May 19 15 ©2019, Rio Tinto, All Rights Reserved * Assumes monthly spot prices Q1 2019, with April average spot prices for remainder of 2019. Production based on mid-point of 2019 full year guidance ** Dry metric tonne, FOB basis. Source: Platts. | *** Average LME price. Source: Bloomberg

Tailings storage facilities With active or inactive tailings storage Active or inactive, with an 32 facilities, including 3 non-managed 100 additional 36 facilities closed Rio Tinto Kennecott, Utah, US operations operational sites and 4 legacy sites facilities or under rehabilitation Construction type: Upstream Centreline Downstream Other* Hope Downs 4, Pilbara, Western Australia 21 14 24 41 facilities facilities facilities facilities 19 active 10 active 16 active 36 active 2 inactive 4 inactive 8 inactive 5 inactive 17 closed 3 closed 5 closed 11 closed www.riotinto.com/tailings 16 ©2019, Rio Tinto, All Rights Reserved * Other includes Single embankment, No embankment – excavated storage facility, No embankment – dry stack, Lake discharge. Boron, California, US Active includes tailings storage facilities under construction.